Exhibit 99.1

InflaRx N.V. Announces Appointment of Jens Holstein
to Board of Directors

Jena, Germany, September 21, 2018 – InflaRx N.V. (Nasdaq: IFRX), a biopharmaceutical company developing innovative therapeutics to treat life-threatening and devastating inflammatory diseases by targeting the complement system, a key component of the innate immune system, announced today that Jens Holstein has been appointed as a new board member of InflaRx, serving as Non-Executive Director. The appointment was approved by the Extraordinary General Meeting of shareholders held today in Amsterdam, the Netherlands. Mr. Holstein has extensive management experience in the biotechnology and healthcare industry and currently serves as CFO of MorphoSys AG.

“We are delighted to have Mr. Jens Holstein join our Board of Directors,” said Niels Riedemann, Chief Executive Officer and founder of InflaRx. “Mr. Holstein brings with him in depth industry experience through numerous financial leadership positions he held in both biotech and healthcare over the course of his career. His expertise will be invaluable to InflaRx as we move forward.”

“I am pleased to have the opportunity to join the InflaRx Board of Directors at such an important juncture in the company´s development,” stated Mr. Holstein. I am impressed with what the team has accomplished thus far, and I very much look forward to contributing to InflaRx’s continued success in the years to come.”

Mr. Holstein currently serves as Chief Financial Officer of MorphoSys AG, a dual-listed (Frankfurt and Nasdaq) drug development company. He joined MorphoSys in 2011 from Fresenius, a global healthcare company, where he served as Regional CFO for the Europe/Middle East region of Fresenius Kabi AG, and as Managing Director of Fresenius Kabi Deutschland GmbH. Over his nearly 16 years at Fresenius, Mr. Holstein held a variety of financial and general management positions, including Regional CFO of Fresenius Kabi Asia Pacific Ltd., Managing Director of Fresenius ProServe GmbH and CFO

and Labor Director of the company's subsidiary, Wittgensteiner Kliniken AG. Prior to joining Fresenius, Mr. Holstein spent several years in the consulting industry in Frankfurt and London. He holds a Diploma in Business Administration from the University of Muenster.

About InflaRx N.V.:

InflaRx (Nasdaq:IFRX) is a clinical-stage biopharmaceutical company focused on applying its proprietary anti-C5a technology to discover and develop first-in-class, potent and specific inhibitors of C5a. Complement C5a is a powerful inflammatory mediator involved in the progression of a wide variety of autoimmune and other inflammatory diseases. InflaRx was founded in 2007 and has offices in Jena and Munich, Germany as well as Ann Arbor, Michigan, and New York City, USA. InflaRx is listed on the Nasdaq Global Select Market in the United States under the trading symbol “IFRX”. For further information please visit www.inflarx.com.

Contacts:

Investor Relations InflaRx N.V. Jordan Silverstein Head of Corporate Development and Strategy Jordan.silverstein[at]inflarx.de +49-3641-508180	Media Relations MC Services AG Katja Arnold, Andreas Jungfer Inflarx[at]mc-services.eu +49 89 210 228 0

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “estimate,” “predict,” “potential” or “continue” and similar expressions. Forward-looking statements appear in a number of places throughout this release and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, our ongoing and planned preclinical development and clinical trials, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates, our intellectual property position, our ability to develop commercial functions, expectations regarding clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us and the risks uncertainties and other factors described under the heading “Risk Factors” in InflaRx’s periodic filings with the Securities and Exchange Commission. These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.